MyOtherCountryClub.com 18124 Wedge Pkwy Ste 1050 Reno, NV 89511 775-851-7397 775-201-8331 fax

April 11, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Stephani Bouvet
100 F Street, N.E.
Washington, DC 20549

Re: MyOtherCountryClub.com
Registration statement on Form S-1A
File No: 333-165407

Enclosed is our response to your comments of April 7, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Michael F. Smith
President

Cover Page

1.	You indicate that the Risk Factors section begins on page 7; however, the risk factors begin on page 5 of the prospectus. Please revise.

Answer: revised

2.	Please state that the proceeds from any sale of shares will be retained by the company, irrespective of the number of shares sold.

Answer: Comment 2

The proceeds from the sale of the 1,000,000 shares in this offering will be payable to the Company. All proceeds from this offering will be retained by the company irrespective of the number of shares sold.

3.
Please clarify the nature of the public markets that you are referring to in your statement that the shares will be offered at a fixed price of $.05 per share by selling shareholders until shares of your common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on "any other public market." Refer to Instruction 3 to Item 501(b)(3) of Regulation S-K.

Answer: In addition, 900,000 common shares are being offered by 38 existing shareholders of the Company. The Company will derive no financial benefit from the sales of these shares. The shares will be offered at a fixed price of $0.05 per share by its selling shareholders until shares of our common stock are quoted on the OTC Bulletin Board, or listed on a Securities Exchange and thereafter at prevailing market prices or privately negotiated prices.

4.
Please eliminate the tabular presentation. The information in this table appears to be readily determinable from other information on the cover page. Additionally, the current presentation emphasizes the sale of all securities, which may not occur in the context of a best efforts offering.

Answer: eliminated

Summary of Prospectus, page 2

5.
Please provide us with a detailed explanation of the basis for your claim on page 3 that you are "uniquely" positioned to solve the problem of arranging reciprocal play at private golf clubs, as we note your website is not yet completed. Also, summarize that information in the prospectus, if you retain the claim of uniqueness.

Answer: deleted such claim and revised

Risk Factors, page 5

General

6.
The captions in this section should concisely describe the risk to investors that results from the uncertainty or circumstances that affect your business. As examples only, the following captions merely state a fact about your business without highlighting for investors the risks associated with the fact:

•	"Website www.myothercountryclub;"
•	"The Company is Subject to the Risks Inherent in the Creation of a New Business;" and
•	"Dividend Risk."

Each distinct risk should be concisely identified in a separate caption and discussed in the related paragraph. Generic or vague formulations of the resulting risks should be avoided. Revise throughout.

Answer: revised

7.
It appears that you do not intend to register your common stock under Section 12(g) of the Exchange Act. Accordingly, you should include a risk factor that informs investors that you will only be required to comply with the limited periodic reporting obligations required by Section 13(a) of the Exchange Act, and that you are not a fully reporting company. Inform potential investors that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements; that your common stock will not be subject to the protection of the going private regulations; that you will be subject to only limited portions of the tender offer rules; that your officers, directors, and more than ten percent shareholders will not file beneficial ownership reports about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities. Revise your disclosures throughout as appropriate to remove any suggestions that you will be a fully reporting company. As examples, on pages 45 and 48, you include such statements as: "We intend to ensure to the best of our ability that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners are complied with in a timely fashion" and “[we] will file all requisite reports, such as ... proxy statements, under Section 14 of the Exchange Act."

Answer: we do intend to register our stock under Section 12(g) of the exchange act

WE HOPE TO BE A FULLY REPORTING COMPANY AND REGISTER OUR STOCK UNDER SECTION 12(G) OF THE EXCHANGE ACT AND, AS SUCH, ARE SUBJECT TO THE REPORTING REQUIREMENTS OF FEDERAL SECURITIES LAWS, WHICH ARE EXPENSIVE AND MAY DIVERT RESOURCES FROM OTHER PROJECTS, THUS IMPAIRING OUR ABILITY TO GROW.

We hope to be  a public, fully reporting company and, accordingly, will b subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff and increases our legal, insurance and financial compliance costs. It is time consuming and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. Occasionally, we may need to hire additional financial reporting, internal controls and other finance and accounting personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the reports from our independent registered public accountant required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

"As of March 1st 2010 we do not have any signed agreements or contracts with any private clubs," page 6

8.
Please provide us with supporting documentation for your statement that you are confident that your services will be well received, considering you have engaged in very limited activities and not yet generated any revenues to date.

Answer: revised

Use of Proceeds, page 14

9.
Please clarify how you intend to use the proceeds of this offering and explain the order of priority that you refer to. Discuss how the use of proceeds may change depending on the number of shares sold in the offering. Your disclosure should address the amount of funds necessary to accomplish each identified use. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Answer:
USE OF NET PROCEEDS

Our offering is being made in a direct public offering, without the involvement of underwriters or broker-dealers. The table below sets forth the use of net proceeds from this offering:

Gross Proceeds	$50,000
Offering Expenses	$10,000
Net Proceeds	$40,000

The net proceeds will be used as follows:

Concept Development	$10,000
Internet	$2,000
Website Informational Marketing and advertising	$13,000
Working Capital	$15,000

USE OF PROCEEDS

The net proceeds to us from the sale of up to 1,000,000 shares offered at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at approximately $10,000 for legal, accounting, and other costs in connection with this offering. The table below shows the intended net proceeds from this offering we expect to receive for scenarios where we sell various amounts of the shares. Since we are making this offering without any minimum requirement, there is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

PERCENT OF NET PROCEEDS RECEIVED

	25%	50%	100%
Shares Sold	250,000	500,000	1,000,000
Gross Proceeds	$12,500	$25,000	$50,000
Less Offering Expenses (1)	$(10,000)	$(10,000)	$(10,000)
Net Offering Proceeds	$2,500	$15,000	$40,000

Inasmuch as our offering expenses are estimated to be $10,000, if we sell only 25% of the offering, we will likely have no funds for Operations and/or Sales and Marketing, unless our actual Offering Expenses are less than the estimates and/or payments are deferred.  In that event, these numbers would essentially be zero.

Our offering expenses are comprised of legal and accounting expenses, SEC and EDGAR filing fees. Our officers and Directors will not receive any compensation for their efforts in selling our shares.

We intend to use the proceeds of this offering in the manner and in order of priority set forth above by percentage of funds raised. We do not intend to use the proceeds to acquire assets or finance the acquisition of other businesses. At present, no material changes are contemplated. Should there be any material changes in the projected use of proceeds in connection with this offering, we will issue an amended prospectus reflecting the new uses.

Plan of Distribution, page 19

10.	Please delete your reference to NASD Regulation, Inc., as the Form 211 must be filed with the FINRA OTC Compliance Unit.

Answer: revised

Industry Background, page 23

11.
With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Answer:  revised

Competition, page 26

12.
With respect to your direct competitors, such as Private Golf Connections, Inc., please describe your relative competitive position in the industry, methods of competition, focusing on the activities which are expected to generate significant portions of your revenues. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Answer:
MOCC considers ALL private country clubs as both competition as well as our main source of revenues.

Private Golf Connections Inc. (PGCI) for example is a web based global golf community for private golfers from all over the world. As long as you are currently a member in good standing at a private golf club anywhere in the world (and you must be able to prove it), you are eligible to join the PGCI global member community.  They offer their services directly to Members of Private Clubs for a monthly membership fee in the $300 to $500 range ( http://www.privategolfconnections.com/index.asp?content_id=95)     We on the other hand will offer our Memberships directly to the Club itself for a monthly fee of $1,500.  This fee will allow all members to participate for no additional cost to them other than their green fees.  We want to market our service to the Club itself so in these tough economic times the Club can promote our services as an added value to their Club membership

Management's Discussion and Analysis of Financial Condition and Results of Operations

Need for Additional Financing, page 41

13.
You state that you have not begun operations and will not begin operations until you have completed this offering. Please clarify the meaning of '·completed the offering" for this purpose. You state elsewhere that the offering is being conducted on a "no minimum basis" and that you will retain all proceeds that are received. Please clarify whether proceeds will be used prior to the earlier of the expiration of the offering period or the sale of all offered shares and reconcile the seemingly inconsistent statements.

Answer: We have no plans to change our planned business activities or to combine with another business, and we are not aware of any events or circumstances that might cause these plans to change. We have not begun operations but will begin operations when this offering is effective and funds are being raised.  Our prospects for profitability are not favorable if you consider numerous Internet-based companies have failed to achieve profits.

14.
We note that you do not have capital sufficient to meet your expected cash requirements and that you plan to raise an additional $50,000 in the third quarter of 2010. Please state the minimum period of planned operations that you expect to be able to fund if you raise all of the proceeds in the current offering. Also discuss the rate at which you expect to be using funds in operations once you commence operations. State the minimum amount of capital you believe will be needed to fund anticipated operations for a period of 12 months from the date of the prospectus. To the extent the proceeds of this offering will not be sufficient to provide the capital needed for that 12-month period, state the deficiency and discuss your plans to address that deficiency. Ensure that the uncertainty as to whether you will have sufficient capital to fund planned operations for a minimum of 12 months following the date of the prospectus is addressed in quantitative terms in your risk factors section. In addressing this comment, please clarify what you will be able to accomplish, if you sell various amounts of the securities offered by means of the current prospectus.

Answer:
USE OF PROCEEDS

The net proceeds to us from the sale of up to 1,000,000 shares offered at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at approximately $10,000 for legal, accounting, and other costs in connection with this offering. The table below shows the intended net proceeds from this offering we expect to receive for scenarios where we sell various amounts of the shares. Since we are making this offering without any minimum requirement, there is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

PERCENT OF NET PROCEEDS RECEIVED

	25%	50%	100%
Shares Sold	250,000	500,000	1,000,000
Gross Proceeds	$12,500	$25,000	$50,000
Less Offering Expenses (1)	$(10,000)	$(10,000)	$(10,000)
Net Offering Proceeds	$2,500	$15,000	$40,000

Inasmuch as our offering expenses are estimated to be $10,000, if we sell only 25% of the offering, we will likely have no funds for Operations and/or Sales and Marketing, unless our actual Offering Expenses are less than the estimates and/or payments are deferred.  In that event, these numbers would essentially be zero.

Our offering expenses are comprised of legal and accounting expenses, SEC and EDGAR filing fees. Our officers and Directors will not receive any compensation for their efforts in selling our shares.

We intend to use the proceeds of this offering in the manner and in order of priority set forth above by percentage of funds raised. We do not intend to use the proceeds to acquire assets or finance the acquisition of other businesses. At present, no material changes are contemplated. Should there be any material changes in the projected use of proceeds in connection with this offering, we will issue an amended prospectus reflecting the new uses.

Officers and Key Personnel of the Company, page 44

15.
Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401 (e) of Regulation S-K. Include the names of the business or organization, along with the respective dates of employment, for each director and executive officer.

Answer:  revised

16.
We note that Mr. Smith is an entrepreneur developing several online services for the mobile internet. Clarify the extent to which Mr. Smith will devote time to other businesses while serving as a director of the registrant, and more specifically explain the nature of each business for which he is expected to provide services during that period. In your response letter, please confirm, if true, that Mr. Smith is not and has not been a director of a public company within the past five years. Refer to Item 401 (e)(2) of Regulation S-K.

Answer:  Mr. Smith has not been a director of a public company the past five years

Section 16(a) Beneficial Ownership Reporting Compliance, page 45

17.
We note that you have included disclosure pursuant to Item 405 of Regulation S-K; however, this information is not required on Form S-1. As noted in a prior comment, it does not appear that the registrant will be registering a class of securities under Section 12(g) of the Exchange Act, and if not, Section 16 will not apply to holders of your company's securities. Please revise or advise accordingly. See Rule 421 (b).

Answer:  we do plane to register

Executive Compensation

Summary Compensation Table, page 46

18.
The table is not consistent with the disclosure format adopted in SEC Release 338732 or the subsequent revisions there to. Revise the headers to the table accordingly, to ensure that all amounts are presented in dollar terms and that a total compensation column is included. More specifically describe the nature of the services provided by Mr. Smith and the basis on which those services were valued, as well as the manner in which the value of the 7.5 million shares issued in exchange for the services was determined.

Answer:  revised

Certain Relationships and Related Transactions, page 47

19.	Please revise your disclosure to include the approximate dollar value involved with each transaction. Explain the basis on which the dollar amount was determined. Refer to Item 404 of Regulation S-K.

Answer:  revised

Security Ownership of Certain Beneficial Owners and Management page 48

20.
On page 3, you indicate that 8.4 million shares are outstanding as of the date of the prospectus. Revise to show the percentage ownership of Mr. Smith based on that number of shares outstanding. If you also provide information regarding the potential impact of the offering on the percentage stock ownership of Mr. Smith, we will not object.

Answer:  revised

Part II

Item 15. Recent Sales of Unregistered Securities, page 50

21.
We note that you issued 350,000 shares of your common stock to 34 investors at $.01 per share; however, your list of investors accounts for 35 investors for a total of 524,000 shares. Please advise or revise accordingly. Please note that Rule 504 of Regulation D is not promulgated under Section 4(2) of the Securities Act of 1933, as amended, but rather pursuant to Section 3(b) of the Securities Act.

Answer:

STOCK ISSUED FOR CASH

In connection with our private placement completed in June 2009, we issued 350,000 shares of our common stock to 34 investors at $0.01 per share for an aggregate purchase price of $3,500 to the investors listed below.

We issued these shares in reliance on the safe harbor provided by Regulation D Rule 504 promulgated under Section 3(b) of the Securities Act of 1933, as amended.  These stockholders who received the securities representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Our management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon our management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

JAY CIGNO	10,000

FRED ELIOT	10,000

LORIE ELIOT	10,000

CHRISTA GERALDE	10,000

GEORGETTE GERALDE	10,000

WILL LEEK	10,000

VIRGINIA MUELLER	10,000

PATRICK AROFF	10,000

DIETER BERNDT	10,000

DAN BRADY	10,000

RICHARD KELSEY	10,000

ROBERT FORSE	10,000

GREG WILKIN	10,000

JOHN XIE	10,000

PANTELIS LANGIS	10,000

S. BRIAN MESERLIAN	10,000

CHRIS NIELSON	10,000

MICHAEL NOVI	10,000

PAUL SHORT	10,000

MARK PINTER	10,000

JOSEPH FOTI	10,000

STUART SMITH	10,000

JOSEPH PITTERA	10,000

J.D. PULVER	10,000

TED PYSH	10,000

AL RICH	10,000

THOMAS ROTH	10,000

DAVID TILLER	10,000

PHILLIP YOUNG	10,000

HARRY IRELAND	10,000

JOHN GOHSMAN	10,000

JAMES KLINE	10,000

JAMES NORTON	10,000

CHARLES J. SMITH	20,000

Total 34	350,000

STOCK FOR SERVICES

 The Company issued 7,500,000 shares to Michael F Smith, CEO for services rendered on June 2nd 2009

The Company issued 400,000shares to Ramona Smith, sister-in-law to Mr. Smith for services rendered on June 2nd 2009 in developing the company’s business plan and bookkeeping, Ms. Smith is not an employee

The Company issued 50,000 shares to Arrowcreek Consulting for services rendered in developing the company’s business plan (Andrew Yardley)

The Company issued 50,000 shares to Rosewood Lakes Consulting for services rendered in developing the company’s business plan (Tracy Larson)

The Company issued 50,000 shares to Lakeridge Consulting for services rendered in developing the company’s business plan (Mark Kaiser)

Total 4                       550,000

Total 38                     900,000

These securities were issued pursuant to the exemption provided under Section 3(b) of the Securities Act. These shares of our common stock qualified for exemption since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 3(b) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholder had the necessary investment intent as required by Section 3(b) since she agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 3(b) of the Securities Act   for this transaction.

Exhibit 5.1. Legal Opinion and Consent of Counsel

22.
Please revise the legality opinion to indicate clearly that the shares of the company's common stock will be validly issued, fully paid and non-assessable, as you currently state that the shares of common stock are validly issued, fully paid and non-assessable, but the securities have not been sold or issued.

Answer:  revised